Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratio data)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Fixed Charges (1)
Interest expense	$38.2	$19.2	$2.7	$0.2	$1.4
Amortization of debt issuance costs	3.4	1.2	—	—	—
Portion of rental expense representative of interest	52.6	55.7	64.8	64.3	60.0
Total fixed charges	$94.2	$76.1	$67.5	$64.5	$61.4
Earnings (2)
Income (loss) from continuing operations before income taxes	$419.5	$502.4	$353.0	$282.4	$174.6
Fixed charges per above	94.2	76.1	67.5	64.5	61.4
Capitalized interest	(12.7)	(11.6)	(2.7)	(0.2)	(1.4)
Total earnings as adjusted	$501.0	$566.9	$417.8	$346.7	$234.6
Deficiency of earnings to fixed charges
Ratio of earnings to fixed charges	5.3x	7.4x	6.2x	5.4x	3.8x

(1)    For purposes of computing this ratio of earnings to fixed charges, "fixed charges" consist of interest expense on all indebtedness plus amortization of debt issuance costs and an estimate of interest expense within rental expense.

(2)    "Earnings" consist of pre-tax income (loss) from continuing operations plus fixed charges.